SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Seritage Growth Properties
(Name of Issuer)

Class A Common Shares of Beneficial Interest, par value $0.01 per share
(Title of Class of Securities)

81752R100
(CUSIP Number)

April 7, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 13 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81752R100	SCHEDULE 13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 350,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 350,039
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81752R100	SCHEDULE 13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Overseas Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 870,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 870,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 870,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 81752R100	SCHEDULE 13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS P EMP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 127,590
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 127,590
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,590
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 81752R100	SCHEDULE 13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Empyrean Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,348,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,348,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 81752R100	SCHEDULE 13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Empyrean Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 350,039
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 350,039
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,039
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 81752R100	SCHEDULE 13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Amos Meron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,348,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,348,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 81752R100	SCHEDULE 13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Michael Price
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,348,111
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,348,111
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,348,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 81752R100	SCHEDULE 13G	Page 9 of 13 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is Seritage Growth Properties (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 489 Fifth Avenue, 18th Floor, New York, New York 10017.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Empyrean Capital Fund, LP ("ECF"), a Delaware limited partnership, with respect to the Common Shares (as defined in Item 2(d)) directly held by it;

(ii)	Empyrean Capital Overseas Master Fund, Ltd. ("ECOMF"), a Cayman Islands exempted company, with respect to the Common Shares directly held by it;

(iii)	P EMP Ltd. ("P EMP" and collectively with ECF and ECOMF, the "Empyrean Clients"), a British Virgin Islands business company, with respect to the Common Shares directly held by it;

(iv)	Empyrean Capital Partners, LP ("ECP"), a Delaware limited partnership, which serves as investment manager to the Empyrean Clients with respect to the Common Shares directly held by the Empyrean Clients;

(v)	Empyrean Associates, LLC ("EA"), a Delaware limited liability company, which serves as the general partner of ECF with respect to the Common Shares directly held by ECF; and

(vi)	Messrs. Amos Meron and Michael Price, who serve as the managing members of EA and Empyrean Capital, LLC, the general partner of ECP, with respect to the Common Shares directly held by the Empyrean Clients.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is c/o Empyrean Capital Partners, LP, 10250 Constellation Boulevard, Suite 2950, Los Angeles, CA 90067.

CUSIP No. 81752R100	SCHEDULE 13G	Page 10 of 13 Pages

Item 2(c).	CITIZENSHIP:

ECF - a Delaware limited partnership
ECOMF - a Cayman Island exempted company
P EMP - a British Virgin Island business company
ECP - a Delaware limited partnership
EA - a Delaware limited liability company
Amos Meron - United States
Michael Price - United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Shares of Beneficial Interest, par value $0.01 per share (the "Common Shares")

Item 2(e).	CUSIP NUMBER:

81752R100

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________________________________________

CUSIP No. 81752R100	SCHEDULE 13G	Page 11 of 13 Pages

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages used herein are calculated based upon 25,668,442 Common Shares issued and outstanding as of March 28, 2016, as reported in the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 4, 2016.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 81752R100	SCHEDULE 13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: April 11, 2016

empyrean capital partners, lp

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

Empyrean capital fund, lp
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

Empyrean Capital Overseas MASTER Fund, Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

P EMP Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

Empyrean Associates, llc

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Authorized Signatory

/s/ Amos Meron
AMOS MERON

/s/ Michael Price
MICHAEL PRICE

CUSIP No. 81752R100	SCHEDULE 13G	Page 13 of 13 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: April 11, 2016

empyrean capital partners, lp

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

Empyrean capital fund, lp
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

Empyrean Capital Overseas MASTER Fund, Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

P EMP Ltd.
By: Empyrean Capital Partners, LP,
its Investment Manager

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Chief Operating Officer

Empyrean Associates, llc

By: /s/ C. Martin Meekins
Name: C. Martin Meekins
Title: Authorized Signatory

/s/ Amos Meron
AMOS MERON

/s/ Michael Price
MICHAEL PRICE